Interwoven, Inc.
160 E. Tasman Drive
San Jose, California 95134
December 4, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549
Attention: Morgan Youngwood

Re:	Interwoven, Inc.
File No. 000-27389
Dear Mr. Youngwood:
     Interwoven, Inc., a Delaware corporation (the “Company”), has received the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated November 25, 2008. As our outside legal counsel, William L. Hughes of Fenwick & West LLP, discussed with you today, the Company requests that it be permitted to submit its responses to those comments on or before Friday, December 12, 2008.
     Should you have any questions or comments concerning this request, please contact me at (408) 953-7010, or Mr. Hughes at (415) 875-2479.
Sincerely,
INTERWOVEN, INC.
/s/ John E. Calonico, Jr.
John E. Calonico, Jr.
Senior Vice President and Chief Financial Officer